                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1998

                                 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the transition period from               to


         Commission file number 1-11569


                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                             3700 West Flamingo Road
                             Las Vegas, Nevada 89103
           -----------------------------------------------------------
              (Full title of the plan and the address of the plan)


                              RIO PROPERTIES, INC.
                         d/b/a RIO SUITE HOTEL & CASINO
                             3700 West Flamingo Road
                             Las Vegas, Nevada 89103
                -------------------------------------------------
                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)







          This document consists of 15 pages. Exhibit Index on page 14.

                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN



                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------


                                                                            Page
                                                                            ----


Report of Independent Public Accountants                                      3


Statements of Net Assets Available for Benefits
         as of December 31, 1998 and 1997                                    4-5

Statement of Changes in Net Assets Available for Benefits
         for the Year Ended December 31, 1998                                 6

Notes to Financial Statements                                               7-10


Schedules:

I.       Schedule of Assets Held for Investment
         Purposes as of December 31, 1998                                    11

II.      Schedule of Reportable Transactions
         for the Year Ended December 31, 1998                                12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
     of Rio Hotel & Casino, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Rio Suite Hotel & Casino Employee Retirement Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            ARTHUR ANDERSEN LLP


Las Vegas, Nevada
June 25, 1999

                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1998

                                                                            Fidelity Institutional
                                                 ------------------------------------------------------------------------------
                                                                              Managed      Money        Market       Intermediate
                                                  Magellan      Balanced      Income       Market       Index           Bond
                                                    Fund          Fund       Portfolio    Portfolio     Fund            Fund
                                                 -----------   -----------   ----------   ---------   ----------      ---------
                   ASSETS
INVESTMENTS, AT MARKET VALUE:
   Magellan Fund                                 $ 9,096,399   $         -   $        -   $       -   $        -      $       -
   Balanced Fund                                           -     3,416,002            -           -            -              -
   Managed Income Portfolio                                -             -    1,410,085           -            -              -
   Money Market Portfolio                                  -             -            -     847,072            -              -
   Market Index Fund                                       -             -            -           -    2,707,636              -
   Intermediate Bond Fund                                  -             -            -           -            -        358,211
   Rio Common Stock Fund                                   -             -            -           -            -              -
   Loan Account                                            -             -            -           -            -              -
                                                 -----------   -----------   ----------   ---------   ----------      ---------
               Total Investments                   9,096,399     3,416,002    1,410,085     847,072    2,707,636        358,211

RECEIVABLES:
  Receivables                                         69,342        35,316       17,622      14,490       43,368          5,033
  Loan payments                                            -             -            -           -            -              -

                LIABILITIES

OUTSTANDING TRANSFERS                                 (5,297)         (856)       7,356       4,420         (500)           101
                                                 -----------   -----------   ----------   ---------   ----------      ---------
      NET ASSETS AVAILABLE FOR BENEFITS          $ 9,171,038   $ 3,452,174   $1,420,351   $ 857,142   $2,751,504      $ 363,143
                                                 ===========   ===========   ==========   =========   ==========      =========

                                                              Fidelity Financial
                                                  --------------------------------------------
                                                   Rio Common    Money     Disburse-
                                                     Stock       Market      ment      Loan
                                                     Fund         Fund      Account   Account       Total
                                                  -----------   --------   --------  ---------   ------------
                   ASSETS

INVESTMENTS, AT MARKET VALUE:
   Magellan Fund                                  $         -   $      -   $      -  $       -   $  9,096,399
   Balanced Fund                                            -          -          -          -      3,416,002
   Managed Income Portfolio                                 -          -          -          -      1,410,085
   Money Market Portfolio                              38,875     18,054     59,866          -        963,867
   Market Index Fund                                        -          -          -          -      2,707,636
   Intermediate Bond Fund                                   -          -          -          -        358,211
   Rio Common Stock Fund                            2,915,761          -          -          -      2,915,761
   Loan Account                                             -          -          -    945,471        945,471
                                                  -----------   --------   --------  ---------   ------------
               Total Investments                    2,954,636     18,054     59,866    945,471     21,813,432

RECEIVABLES:
  Receivables                                             176          -     (1,179)         -        184,168
  Loan payments                                             -          -     (8,649)     8,197           (452)

                LIABILITIES

OUTSTANDING TRANSFERS                                     433          -     (6,633)       976              -
                                                  -----------   --------   --------  ---------   ------------
      NET ASSETS AVAILABLE FOR BENEFITS           $ 2,954,379   $ 18,054   $ 56,671  $ 952,692   $ 21,997,148
                                                  ===========   ========   ========  =========   ============

              The accompanying notes are an integral part of this financial statement.


                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1997

                                                                             Fidelity Institutional
                                                 --------------------------------------------------------------------------------
                                                                              Managed      Money        Market       Intermediate
                                                  Magellan      Balanced      Income       Market       Index           Bond
                                                    Fund          Fund       Portfolio    Portfolio     Fund            Fund
                                                 -----------   -----------   ----------   ---------   ----------      ---------
                   ASSETS

INVESTMENTS, AT MARKET VALUE:
   Magellan Fund                                 $ 5,715,010   $         -   $        -   $       -   $        -      $       -
   Balanced Fund                                           -     2,444,272            -           -            -              -
   Managed Income Portfolio                                -             -    1,150,088           -            -              -
   Money Market Portfolio                                  -             -            -     547,333            -              -
   Market Index Fund                                       -             -            -           -    1,012,012              -
   Intermediate Bond Fund                                  -             -            -           -            -        226,286
   Rio Common Stock Fund                                   -             -            -           -            -              -
   Loan Account                                            -             -            -           -            -              -
                                                 -----------   -----------   ----------   ---------   ----------      ---------
               Total Investments                   5,715,010     2,444,272    1,150,088     547,333    1,012,012        226,286

RECEIVABLES:
  Receivables                                         66,961        29,452       12,239       9,354       27,746          5,376
  Loan payments                                            -             -            -           -            -              -

                LIABILITIES

OUTSTANDING TRANSFERS                                  3,757           106         (525)         56        1,074              -
                                                 -----------   -----------   ----------   ---------   ----------      ---------

      NET ASSETS AVAILABLE FOR BENEFITS          $ 5,778,214   $ 2,473,618   $1,162,852   $ 556,631   $1,038,684      $ 231,662
                                                 ===========   ===========   ==========   =========   ==========      =========

                                                          Fidelity Financial
                                                   ---------------------------------
                                                    Rio Common    Money     Disburse-
                                                      Stock       Market      ment      Loan
                                                      Fund         Fund      Account   Account       Total
                                                   -----------   --------   --------  ---------   ------------
                   ASSETS

INVESTMENTS, AT MARKET VALUE:
   Magellan Fund                                   $         -   $      -   $      -  $       -   $  5,715,010
   Balanced Fund                                             -          -          -          -      2,444,272
   Managed Income Portfolio                                  -          -          -          -      1,150,088
   Money Market Portfolio                                  228     20,417     52,291          -        620,269
   Market Index Fund                                         -          -          -          -      1,012,012
   Intermediate Bond Fund                                    -          -          -          -        226,286
   Rio Common Stock Fund                             2,955,918          -          -          -      2,955,918
   Loan Account                                              -          -          -    472,407        472,407
                                                   -----------   --------   --------  ---------   ------------
               Total Investments                     2,956,146     20,417     52,291    472,407     14,596,262

RECEIVABLES:
  Receivables                                           40,352          -    (23,067)         -        168,413
  Loan payments                                              -          -          -     10,790         10,790

                LIABILITIES

OUTSTANDING TRANSFERS                                     (589)         -     (3,879)         -              -
                                                   -----------   --------   --------  ---------   ------------

      NET ASSETS AVAILABLE FOR BENEFITS            $ 2,997,087   $ 20,417   $ 33,103  $ 483,197   $ 14,775,465
                                                   ===========   ========   ========  =========   ============

             The accompanying notes are an integral part of this financial statement.

                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                               Fidelity Institutional
                                                 --------------------------------------------------------------------------------
                                                                              Managed      Money        Market       Intermediate
                                                  Magellan      Balanced      Income       Market       Index           Bond
                                                    Fund          Fund       Portfolio    Portfolio     Fund            Fund
                                                 -----------   -----------   ----------   ---------   ----------      ---------
CONTRIBUTIONS:
   Employer                                      $   271,514   $   115,938   $   53,211   $  40,124   $  132,173      $  23,892
   Employee                                        1,838,968       736,794      314,883     243,519      885,775        151,930
   Rollover contributions                            349,635        62,015       14,708      59,356      267,658         10,956
                                                 -----------   -----------   ----------   ---------   ----------      ---------
     Total contributions                           2,460,117       914,747      382,802     342,999    1,285,606        186,778

INVESTMENT INCOME:
   Realized gain (loss)                              103,842        32,681            -           -       19,784            328
   Unrealized gain (loss)                          1,627,084       208,302            -           -      379,022          2,229
   Interest and dividends                            398,486       305,069       66,236      34,023       38,465         17,858
                                                 -----------   -----------   ----------   ---------   ----------      ---------
     Total net investment income                   2,129,412       546,052       66,236      34,023      437,271         20,415


BENEFIT DISTRIBUTIONS                               (894,987)     (347,725)    (125,311)    (76,714)    (165,772)       (38,076)

ADMINISTRATIVE EXPENSES                              (15,319)       (6,239)      (2,830)     (1,391)      (3,608)          (632)

TRANSFERS:
   Interfund transfers                              (286,399)     (128,279)     (63,398)      1,594      159,323        (37,004)
                                                 -----------   -----------   ----------   ---------   ----------      ---------
NET INCREASE (DECREASE)                            3,392,824       978,556      257,499     300,511    1,712,820        131,481
NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                               5,778,214     2,473,618    1,162,852     556,631    1,038,684        231,662
                                                 -----------   -----------   ----------   ---------   ----------      ---------
   End of year                                   $ 9,171,038   $ 3,452,174   $1,420,351   $ 857,142   $2,751,504      $ 363,143
                                                 ===========   ===========   ==========   =========   ==========      =========


                                                        Fidelity Financial
                                                 ----------------------------------
                                                  Rio Common    Money     Disburse-
                                                    Stock       Market      ment      Loan
                                                    Fund         Fund      Account   Account       Total
                                                 -----------   --------   --------  ---------   ------------
CONTRIBUTIONS:
   Employer                                      $   148,156   $      -   $(34,338) $       -   $    750,670
   Employee                                          973,864          -          -          -      5,145,733
   Rollover contributions                            129,401          -          -          -        893,729
                                                 -----------   --------   --------  ---------   ------------
     Total contributions                           1,251,421          -    (34,338)         -      6,790,132

INVESTMENT INCOME:
   Realized gain (loss)                              (55,538)         -          -          -        101,097
   Unrealized gain                                  (759,164)         -          -          -      1,457,473
   Interest and dividends                                165        928          -     66,533        927,763
                                                 -----------   --------   --------  ---------   ------------
     Total net investment income                    (814,537)       928          -     66,533      2,486,333


BENEFIT DISTRIBUTIONS                               (289,967)    (2,390)         -    (76,900)    (2,017,842)

ADMINISTRATIVE EXPENSES                               (6,877)       (44)         -          -        (36,940)

TRANSFERS:
   Interfund transfers                              (182,748)      (857)    57,906    479,862              -
                                                 -----------   --------   --------  ---------   ------------
NET INCREASE (DECREASE)                              (42,708)    (2,363)    23,568    469,495      7,221,683
NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                               2,997,087     20,417     33,103    483,197     14,775,465
                                                 -----------   --------   --------  ---------   ------------
   End of year                                   $ 2,954,379   $ 18,054   $ 56,671  $ 952,692   $ 21,997,148
                                                 ===========   ========   ========  =========   ============

                   The accompanying notes are an integral part of this financial statement.

                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


                                DECEMBER 31, 1998

1.       DESCRIPTION OF THE PLAN

         The following description of the Rio Suite Hotel & Casino Employee Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

         GENERAL INFORMATION

         The Plan is a voluntary, qualified, defined contribution plan covering substantially all employees of the Rio Suite Hotel & Casino (the Company) who have completed six months of service and have attained the age of twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments are managed by Fidelity Institutional Retirement Services Company. As of December 31, 1998, Plan trustees were James A. Barrett, Jr. and Ronald J. Radcliffe.

         ADMINISTRATION

         The Plan is sponsored by the Company. Lebenson Actuarial Services, Inc. provides recordkeeping for the Plan.

         PARTICIPANTS' ACCOUNTS

         Each participant's account is credited with the participant's contributions, allocation of the Company's contributions and the proportionate allocation of the Plan's earnings or losses. Forfeitures of terminated participants' nonvested benefits are applied to reduce the Company's contributions to the Plan. The benefit to which a participant is entitled is equal to the balance in the participant's account less any non-vested matching employer contributions.

         CONTRIBUTIONS

         The Company makes matching contributions of 25% of employee contributions, up to 6% of a participant's compensation.

         Participant contributions are limited to 1% to 15% of compensation. Participant contributions are taken from before-tax compensation and, along with investment earnings, are not part of a participant's annual taxable income until withdrawn from the Plan.

         VESTING

         Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. A participant vests in the remaining balance at 40% after two full years of service and in additional 20% increments until the participant is 100% vested after five full years of credited service. Upon death, a participant is automatically 100% vested.

         PAYMENT OF BENEFITS

         Upon termination of service, retirement, death or disability, a participant may elect to receive the value of all vested benefits in the form of a joint and survivor annuity, or, if not married, a life annuity, a lump-sum amount, or monthly, quarterly, semi-annual or annual cash installments over a specified period. If the value of a terminated participant vested benefit does not exceed $3,500, the entire vested benefit will be paid in a single lump sum.

         EXCESS CONTRIBUTIONS

         Included in net assets available for benefits at December 31, 1998 and 1997 are excess contributions of $16,434 and $0, respectively, which were refunded to participants before March 15, 1999.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       BASIS OF PRESENTATION

         The books and records of the Plan are maintained on an accrual basis.

         b.       INVESTMENTS

         Investments are stated at their current market value measured by quoted market prices in active markets. Investment income is recorded as earned on a daily basis.

         c.       PLAN EXPENSES

         Legal, trust management, administrative and accounting expenses are paid by the trust fund to the extent not paid by the Company.

3.       INVESTMENTS

         Participant contributions are invested in the following funds at the participants' elections:

         a.       FIDELITY MAGELLAN FUND

                  The Magellan Fund seeks long-term capital appreciation by investing in common stocks and convertible securities of both foreign and domestic companies.

         b.       FIDELITY BALANCED FUND

                  This fund seeks as much income as possible, consistent with preservation of capital. Investments include common and preferred stocks and bonds.

         c.       FIDELITY MANAGED INCOME PORTFOLIO

                  This portfolio seeks preservation of capital and a competitive level of income over time. This portfolio purchases short and long-term investment contracts that meet the high credit quality standards of Fidelity Management Trust Company. In addition, investments are made in money market instruments.

         d.       FIDELITY MONEY MARKET PORTFOLIO

                  This portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. The yield will fluctuate with changes in market conditions. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

         e.       RIO COMMON STOCK FUND

                  This fund is invested by Fidelity Financial Group, Inc. (Fidelity) in Rio Hotel and Casino, Inc. common stock. Fidelity has discretion as to the timing and manner of purchasing shares of common stock. Cash dividends or interest, if any, are reinvested in this fund.

         f.       FIDELITY INTERMEDIATE BOND

                  This fund seeks high current income by investing mainly in investment-grade debt securities while maintaining maturities of three to ten years. To achieve this investment strategy, shareholders' investments are pooled and invested towards a specific goal.

         g.       FIDELITY MARKET INDEX

                  This fund seeks a total return which corresponds to that of the Standard & Poor's Composite Index of 500 Stocks. To achieve this investment strategy, investments are made in the stocks which comprise the S&P Market Index.

4.       PARTICIPANT LOANS

         The Plan provides that participants are able to request loans for amounts equal to as much as 50% of their account balances, subject to certain rules and limitations specified in the Plan. Interest rates on participant loans outstanding at December 31, 1998 vary from 8% to 11%.

5.       PLAN TERMINATION

         Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, all amounts credited to each participant's account will become fully vested.

6.       TAX STATUS

         The Plan obtained its last determination letter from the Internal Revenue Service on January 26, 1995. At that time, the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirement of the Internal Revenue Code. The Plan has been amended subsequently. The Plan administration and tax counsel believe that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code, and the related trust was tax exempt as of the financial statement date.

7.       VOLUNTARY COMPLIANCE RESOLUTION PROGRAM

         During 1995, the Company discovered that there had been a discrepancy between employee requested deferral amounts and actual deferrals for certain types of non-regular payrolls relating to the 3 years ended December 31, 1994. The Company engaged a firm with benefit plan expertise to determine the amount of the under-withholding and submitted a plan for rectifying the discrepancy under the Voluntary Compliance Resolution Program with the Internal Revenue Service. In April 1997, the Company made an additional contribution to the Plan of $106,830 in accordance with an agreement made under the Voluntary Compliance Resolution Program with the Internal Revenue Service. The balance of $18,054 in the VCR fund at December 31, 1998 represents the amount due to participants who terminated from the plan and have not been located to disburse the funds. When the terminated participants are located, they will be paid out of this fund.

8.       SUBSEQUENT EVENT

         In conjunction with the merger between Rio Hotel and Casino, Inc., Harrah's Entertainment Inc. and HEI Acquisition Corp. III effective January 1, 1999, the Plan was amended to conform with the eligibility requirements and Company contribution percentages provided by the Harrah's 401 (k) Plan. The stock in the Rio Hotel & Casino, Inc. fund was converted on January 1, 1999, to the common stock of Harrah's Entertainment, Inc.

                                                                      Schedule I
                                                                      ----------


                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                       Item 27a - SCHEDULE OF ASSETS HELD
                             FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998
                                (EIN: 88-0288115)


                                                     DESCRIPTION OF                                         MARKET
IDENTITY OF ISSUER                                     INVESTMENT                       COST                VALUE

Fidelity Management Trust Co.*              75,289 units of Fidelity
                                            Magellan Fund                              $5,307,765            $9,096,369

Fidelity Management Trust Co.*              208,802 units of Fidelity
                                            Balanced Fund                               2,256,958             3,416,002

Fidelity Management Trust Co.*              1,410,085 units of Fidelity
                                            Managed Income Portfolio                    1,410,085             1,410,085

Fidelity Management Trust Co.*              847,072 units of Fidelity
                                            Money Market Portfolio                        847,072               847,072

Rio Hotel & Casino, Inc.                    183,670 shares of Rio Hotel &
                                            Casino, Inc. Common Stock                   2,860,026             2,954,341

Fidelity Management Trust Co.*              61,593 units of Fidelity
                                            Market Index Fund                           2,154,388             2,707,636

Fidelity Management Trust Co.*              34,879 units of Fidelity
                                            Intermediate Bond Fund                        320,939               358,211

Prudential                                  78,215 units of Prudential
                                            Money Mart Assets Fund                         78,215                78,215

Participant Loans                                       8% - 11%                          945,471               945,471

                 Total                                                                $16,180,919           $21,813,432
                                                                                      ===========           ===========

          *Party-in-interest

                                                                     Schedule II
                                                                     -----------


                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                (EIN: 88-0288115)


                                            PURCHASES:                                             SALES:
                                ----------------------------------  -------------------------------------------------------------
                                   NUMBER OF                             NUMBER OF                         ORIGINAL
DESCRIPTION                      TRANSACTIONS          COST            TRANSACTIONS         PROCEEDS         COST        GAIN
-------------------             ---------------   ----------------  ------------------  ---------------  ------------  ----------
Magellan Fund*                        50             $2,513,156             25              1,312,403       913,917     398,486
Spartan U.S. Equity Index Fund*       50             $1,577,449              -                  -              -           -
Balanced Fund*                        50             $1,009,034              -                  -              -           -
Rio Common Stock Fund*                68             $1,310,548              -                  -              -           -




*Party-in-interest

                                    Signature
                                    ---------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             RIO SUITE HOTEL & CASINO
                                             EMPLOYEE RETIREMENT SAVINGS PLAN



June 28, 1999
                                             By: /s/ James A. Barrett, Jr.
                                                -------------------------------
                                                 James A. Barrett, Jr., Trustee


                                             By: /s/ Ronald J. Radcliffe
                                                -------------------------------
                                                 Ronald J. Radcliffe, Trustee

                                 EXHIBIT INDEX
                                 -------------



Description                                         Sequentially Numbered Page
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Consent of Independent Public Accountants                      15














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